OPERATING AGREEMENT

OF

LEARN WITH ORION, LLC

THE MEMBERSHIP UNITS IN THIS COMPANY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THAT ACT AND THE APPLICABLE STATE SECURITIES LAWS, OR THE COMPANY SHALL HAVE RECEIVED AN OPINION OF COUNSEL (WHICH COUNSEL AND OPINION SHALL BE SATISFACTORY TO THE COMPANY'S COUNSEL) THAT REGISTRATION OF SUCH SECURITIES UNDER THAT ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

THE MEMBERSHIP UNITS IN THIS COMPANY ARE SUBJECT TO THE RESTRICTIONS AND PROVISIONS OF THIS OPERATING AGREEMENT AND MAY ONLY BE DISPOSED OF OR ENCUMBERED IN COMPLIANCE HEREWITH.

OPERATING AGREEMENT
OF
LEARN WITH ORION, LLC

THIS OPERATING AGREEMENT ("Agreement") is made and entered into effective as of the 10th day of January, 2019, by and among LEARN WITH ORION, LLC, a California limited liability company (the "Company") and the persons executing or otherwise becoming bound to this Agreement as Manager (defined below) and "Members" (as set forth on Schedule A attached hereto).

WHEREAS, on February 28th, 2018 ("Formation Date"), the Company was formed by filing of Articles of Organization with the California Secretary of State under the Act (as defined below).

NOW, THEREFORE, the Members hereby adopt this Operating Agreement as the "operating agreement" of the Company under the Act to set forth the rules, regulations and provisions regarding the management and business of the Company, the governance of the Company, the conduct of its business, and the rights and privileges of its Members, and in consideration of the promises and the mutual agreements contained herein, the parties hereto agree as follows:

ARTICLE I
BUSINESS PURPOSES AND OFFICES

1.1 Business Purpose. The business purpose of the Company shall be to conduct or promote any lawful businesses or purposes permitted under the Act, all in accordance with this Agreement. The Company shall be an association among the Members only for such specifically authorized business purpose and shall not be deemed to create any association among the Members with respect to any other activities whatsoever other than the activities within such business purpose described herein.

1.2 Principal Office. The principal business office of the Company shall be located at such place as the Manager may determine from time to time.

1.3 Registered Office and Resident Agent. The location of the registered office and the name of the resident agent of the Company in the State of California shall be as stated in the Articles (defined below), or as shall be determined from time to time by the Manager and appropriately filed with the California Secretary of State as required by the Act.

ARTICLE II
DEFINITIONS

2.1 Terms Defined Herein. As used herein, the following terms shall have the following meanings, unless the context otherwise specifies:

"Act" means the California Revised Uniform Limited Liability Company Act, as amended from time to time.

"Adjusted Capital Contribution" means, with respect to a Class A Member, at any given time, the total amount of Capital Contributions of such Class A Member, minus the total amount of Distributions to such Class A Member under Section 4.1(c) below.

"Agreement" means this Operating Agreement of the Company, as amended from time to time.

"Articles" means the Articles of Organization of the Company filed with the California Secretary of State, as amended from time to time.

"Available Cash" means the aggregate amount of cash on hand or in bank, money market or similar accounts of the Company at any given time derived from any source (other than Capital Contributions and liquidation transactions) which the Manager determine is available for distribution to the Members in accordance with the Act and any applicable loan covenants or contractual covenants, after all current debt service obligations of the Company are satisfied, and after taking into account any amount required or appropriate to maintain a reasonable amount of Reserves.

"Bankruptcy" with respect to any Person, means the entry of an order for relief against such Person under the United States Bankruptcy Code, the insolvency of such Person under any state insolvency act or any other event of "bankruptcy" with respect to such Person as described in the Act.

"Capital Account" means the separate bookkeeping account established and maintained for each Member by the Company pursuant to Section 3.3.

"Capital Contribution" with respect to a Member, means the total amount of cash and the net Fair Value of property, including intellectual property, contributed by such Member to the Company.

"Class A Members" means those Persons executing this Agreement as Class A members of the Company, or otherwise becoming bound by this Agreement as Class A members of the Company as provided in this Agreement, including any Substitute Members, in each such Person's capacity as a Class A member of the Company. The Class A Members are set forth on Schedule A attached hereto which shall be updated from time to time by the Manager to reflect the then current Class A Members of the Company.

"Class A Units" means the voting Class A membership units of the Company. The number of Class A Units owned by each Class A Member is set forth on Schedule A hereto, which shall be updated from time to time by the Manager to reflect the number of Class A Units then owned by each Class A Member.

"Class B Members" means those Persons executing this Agreement as Class B members of the Company, or otherwise becoming bound by this Agreement as Class B members of the Company as provided in this Agreement, including any Substitute Members, in each such Person's capacity as a Class B member of the Company. The Class B Members, if any, are set forth on Schedule A attached hereto, which shall be updated from time to time by the Manager to reflect the then current Class B Members of the Company.

"Class B Units" means the non-voting Class B membership units of the Company. The number of Class B Units owned by each Class B Member is set forth on Schedule A hereto, which shall be updated from time to time by the Manager to reflect the number of Class B Units then owned by each Class B Member.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or corresponding provisions of future laws.

"Conversion" means a conversion or reorganization of the Company into another entity form, including a corporation.

"Designated Representatives" has the meaning set forth in Section 5.3.

"Distributions" means any distributions by the Company to the Members of Available Cash or Liquidation Proceeds.

"Fair Value" of an asset or property means its fair market value.

"Gross Asset Value" means, with respect to property, the property's adjusted basis for federal income tax purposes, except that:

(a) the initial Gross Asset Value of contributed property other than cash shall be the gross Fair Value of such property, as agreed by the Members as evidenced in this Agreement;

(b) the Gross Asset Values of all property shall be adjusted to equal its respective Fair Values as of the times of any Revaluation;

(c) the Gross Asset Value of any property distributed to any Member shall be adjusted to equal the gross Fair Value of such property on the date of distribution as determined by the distributee and the Manager; provided, however, if the distributee is a related party with respect to the Manager, the agreement as to value shall require the consent of the remaining Members (excluding the distributee); and

(d) the Gross Asset Value of property shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such property pursuant to Code Section 734(b) or Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(m).

"Individual Class A Member Percentages" means, with respect to each Class A Member, at any given time, a fraction (expressed as a percentage carried to the third decimal place) the numerator of which is the number of Class A Units owned by such Member at such time, and the denominator of which is the total number of Class A Units owned by all Class A Members at such time.

"Individual Class B Member Percentages" means, with respect to each Class B Member, at any given time, a fraction (expressed as a percentage carried to the third decimal place) the numerator of which is the number of Class B Units owned by such Member at such time, and the denominator of which is the total number of Class B Units owned by all Class B Members at such time.

"Individual Member Percentages" means, with respect to each Member, at any given time, a fraction (expressed as a percentage carried to the third decimal place) the numerator of which is the number of Class A Units and Class B Units owned by such Member at such time, and the denominator of which is the total number of Class A Units and Class B Units owned by all Members at such time.

"Involuntary Transfer" means, with respect to any Membership Units and despite the Transfer restrictions set forth in this Agreement, that Membership Unit(s) have been Transferred (i) by operation of law (such as, without limitation, Transferred to a Member's trustee in Bankruptcy or Transferred to a guardian or conservator of an incompetent person or Transferred by court order, but not including Transfer upon death), (ii) pursuant to a dissolution of marriage or separation, or (iii) under levy of attachment or charging order or upon foreclosure of a pledge or security interest.

"Liquidation Proceeds" means all Property at the time of liquidation of the Company and all proceeds thereof.

"Managers" or "Manager" means the person or persons appointed as the Manager of the Company, from time to time, as described in Article VI.

"Members" means the Class A Members and the Class B Members.

"Membership Unit(s)" with respect to a Member, refers to all of such Member's rights and interests in the Company in its capacity as a Member, all as provided in the Articles, this Agreement and the Act, as evidenced by the Class A Units and/or Class B Units held by such Member.

"Person" means any natural person, partnership (whether general or limited), limited liability company, corporation, association, cooperative, trust, estate, custodian, nominee or other individual or entity in its own or representative capacity.

"Prime Rate" means the annual rate of interest reported from time to time in *The Wall Street Journal* under the column "Money Rates" (or any successor column) as being the "Prime Rate."

"Principal Owner(s)" of a Member means (i) if the Member is a grantor trust, the grantor of the trust if alive, or the primary beneficiary or beneficiaries of the trust if the grantor is deceased, and (ii) if the Member is an entity, the natural person that is the owner or controlling party of the entity or, if there is more than one owner and no controlling party, the natural person designated by such entity in writing as its Principal Owner.

"Property" means all properties and assets that the Company may own or otherwise have an interest in (to the extent of such interest) from time to time.

"Reserves" means amounts set aside from time to time by the Manager pursuant to Section 4.8.

"Substitute Member" has the meaning set forth in Section 9.3 below.

"Transfer" means (i) when used as a verb, to give, sell, exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber, and (ii) when used as a noun, the nouns corresponding to such verbs, in either case voluntarily or involuntarily, by operation of law or otherwise, including, without limitation, upon Bankruptcy, death, divorce, marriage dissolution or otherwise.

"Treasury Regulations" means the regulations promulgated by the Treasury Department with respect to the Code, as such regulations are amended from time to time, or corresponding provisions of future regulations.

"Unreturned Capital Balance" means, with respect to any Class A Member on any date of determination, an amount equal to the excess, if any, of (x) such Class A Member's cumulative Capital Contributions over (y) the aggregate amount of Distributions made by the Company to such Class A Member pursuant Section 4.1(c) (including by virtue of Section 4.2(c)).

"Withdraw" or "Withdrawal" means any action taken by a Member which is intended by such Member to be in the nature of a resignation, retirement, withdrawal, quitting or otherwise voluntarily ceasing to be a Member of the Company.

2.2 Other Definitional Provisions.

(a) As used in this Agreement, accounting terms not defined in this Agreement, and accounting terms partly defined to the extent not defined, shall have the respective meanings given to them under generally accepted accounting principles.

(b) The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, subsection, schedule and exhibit references are to this Agreement unless otherwise specified.

(c) Words of the masculine gender shall be deemed to include the feminine or neuter genders, and vice versa, where applicable. Words of the singular number shall be deemed to include the plural number, and vice versa, where applicable.

ARTICLE III
CAPITAL CONTRIBUTIONS AND LOANS

3.1 Membership Units.

(a) Ownership rights in the Company are reflected in Membership Units as set forth on Schedule A and include a Member's financial rights and governance rights. Except as set forth herein, Membership Units cannot be split or divided into financial rights and governance rights.

(b) The Members have made the initial Capital Contributions to the Company as set forth on Schedule A. If the Company issues any Class B Membership Units, those units shall be for a "profits interests" only. Class B Membership shall be non-voting and non-transferable. Class B Members shall not receive distributions and their interest should be treated as non-taxable per Section 2.01 of Rev. Proc. 93-27. Class B Membership provides a proportional share of the proceeds in the instance that the Company is sold.

3.2 Additional Capital Contributions. No Member will be required to make any additional Capital Contributions to the Company.

3.3 Capital Accounts. A separate Capital Account shall be maintained for each Member.

3.4 Capital Withdrawal Rights, Interest and Priority. Except as otherwise expressly provided in this Agreement, (i) no Member shall be entitled to withdraw, receive any return of or reduce such Member's Capital Contribution or Capital Account or to receive any Distributions from the Company, (ii) no Member shall be entitled to demand or receive property other than cash in return for its Capital Contribution or as part of any Distribution, (iii) no Member shall be entitled to receive or be credited with any interest on any Capital Contribution or the balance in such Member's Capital Account at any time, and (iv) no Member shall have any priority over any other Member as to the return of the Capital Contribution of such Member or the balance in such Member's Capital Account.

3.5 Loans and Guarantees From Members. No Member shall make a loan to the Company unless unanimously approved by the Manager. No Member shall ever be required to make a Loan to the company. Loans by any Member to the Company shall not be considered as contributions to the capital of the Company. No Member shall be obligated to guarantee or cause any other Person to guarantee personally or provide any personal collateral to secure the obligations of the Company.

3.6 No Personal Liability. Except as otherwise expressly provided in this Agreement, no Member shall be personally liable for the return of any Capital Contributions of, or loans made by, the Members or any portion thereof and the return of Capital Contributions and repayment of loans shall be made solely from the Company's assets. The Members shall not be personally liable for the payment or performance of the debts and other obligations of the Company.

3.7 No Liability for Restoration of Negative Capital Account. Notwithstanding anything in this Agreement to the contrary, no Member shall have an obligation to contribute additional capital to the Company to restore a negative Capital Account balance to zero (unless and to the extent such negative Capital Account balance results from an inaccurate or disproportionate Distribution made to or received by such Member that results in another Member having a final positive Capital Account balance).

ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS

4.1 Non-Liquidation Cash Distributions. The amount, if any, of Available Cash shall be determined by the Manager from time to time and shall be distributed to the Members as follows:

(a) First, if deemed necessary or advisable by the Manager from time to time in their unanimous discretion, to the Members, in amounts determined by the Manager in their unanimous discretion, in order for the Members to fund their estimated income tax liability attributable to income allocated to them under Section 4.4. No distributions made under this Section 4.1(a) shall be treated as advances of amounts otherwise distributable under Sections 4.1(b), 4.1(c), 4.1(d) or 4.2(c); then

(b) Second, to the Class A Members in accordance with their respective Unpaid Priority Return Balances, until each of the Class A Members' Unpaid Priority Return Balance is equal to zero; then

(c) Third, to the Class A Members in accordance with their respective Unreturned Capital Balances, until each of the Class A Members' Unreturned Capital Balance is equal to zero; and then

(d) Last, to the Members in accordance with their respective individual Member Percentages.

4.2 Liquidation Distributions. Liquidation Proceeds shall be distributed in the following order of priority:

(a) To the payment of debts and liabilities of the Company (including to Members to the extent otherwise permitted by law) and the expenses of liquidation; then

(b) To the setting up of such reserves as the Person required or authorized by law to wind up the Company's affairs may reasonably deem necessary or appropriate for any disputed, contingent or unforeseen liabilities or obligations of the Company, provided that any such reserves shall be maintained for such period as such Person shall deem advisable for the purpose of applying such reserves to the payment of such liabilities or obligations and, at the expiration of such period, the balance of such reserves, if any, shall be distributed as hereinafter provided; then

(c) The remainder to the Members in accordance with Sections 4.1(b), (c) and (d), provided that to the extent that any Member has previously received distributions under Section

4.1(a) in excess of amounts otherwise distributable to such Member collectively under Sections 4.1(b), (c) and (d), then such Member shall immediately pay an amount equal to such excess to the Company and said amount(s) shall be distributable in accordance with this Section 4.2.

4.3 Profits, Losses and Distributive Shares of Tax Items. The Company's net income or net loss, as the case may be, for each taxable year of the Company, as determined in accordance with such method of accounting as may be adopted for the Company pursuant to Article VIII, shall be allocated to the Members for both financial accounting and income tax purposes as set forth in this Article IV, except as otherwise provided for herein or unless all Members agree otherwise.

4.4 Allocation of Income, Loss and Credits. Income and Losses for any taxable year or other period shall be allocated among the Members to the extent necessary to cause the Capital Account balance of each Member to equal the amount that would be distributable to such Member under Section 4.2(c), if, at the time of the allocation pursuant to this Section 4.4, the Company sold all of its remaining assets for an amount equal to their respective Gross Asset Values and distributed all remaining proceeds among the Members in accordance with Section 4.2 on the last day of such taxable year.

4.5 No Priority. Except as may be otherwise expressly provided in this Agreement, no Member shall have priority over any other Member as to Company income, gain, loss, credits and deductions or distributions.

4.6 Tax Withholding. Notwithstanding any other provision of this Agreement, the Manager are authorized to take any action that he determines to be necessary or appropriate to cause the Company to comply with any withholding requirements established under any federal, state or local tax law, including, without limitation, withholding on any distribution to any Member. For all purposes of this Article IV, any amount withheld on any distribution and paid over to the appropriate governmental body shall be treated as if such amount had in fact been distributed to the Member.

4.7 Reserves. The Manager shall have the right to establish, maintain and expend reasonable Reserves to provide for working capital, for debt service, for expected operating deficits, for facility expansions or replacements, and for such other purposes as the Manager may deem necessary or advisable.

ARTICLE V
MEMBERS' MEETINGS

5.1 Meetings of Members; Place of Meetings. Regular monthly, quarterly or other periodic meetings may be held upon the determination of the Manager. The Manager may also call special meetings at any time, at their discretion.

5.2 Voting Requirement. The unanimous vote of the Manager shall constitute a valid decision of the Members.

5.3 Designated Representatives; Proxies. Members shall not use Designated Representatives or Proxies without the unanimous consent of the Manager.

5.4 Notice. Written notice stating the place, day and hour of each meeting and, in the case of a special meeting, the purpose for which the meeting is called shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the person calling the meeting, to each Co-Manager.

5.5 Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the Member, whether before, at, or after the time stated therein, or any attendance of the Member at the meeting (other than at the beginning of the meeting to object to the holding of the meeting), shall be equivalent to the giving of such notice.

5.6 Action Without Meeting. The Members agree that a meeting of the Members shall not be required for the Manager to make any decision or to take any action to be made or taken by the Members.

ARTICLE VI
MANAGEMENT

6.1 The Manager.

(a) Except as otherwise provided in this Agreement, the business and affairs of the Company will be managed by and under the direction of the Manager, subject to the limitations and restrictions set forth in this Agreement. The Manager may execute on behalf of the Company all instruments, documents and contracts, exercise all of the powers of the Company, and do all such lawful acts and things, that are not by law, the Articles or this Agreement directed or required to be exercised or done by the Members. Any decision or act of the Manager within the scope of its authority granted hereunder will control and will bind the Company.

(b) The Manager is Chad Troutwine. For clarity, the Manager does not need to maintain equal Membership Interest or Capital Accounts to retain equal powers.

(c) A Manager may resign from such position at any time upon giving thirty (30) days' prior written notice.

(d) The Manager will not be required to devote any specific amount of their time and business efforts to the affairs of the Company, but the Manager will devote the time and attention as is reasonably necessary and advisable to manage the affairs of the Company to the best advantage of the Company.

6.2 Authority of the Manager. In addition to the rights and authority given to the Manager elsewhere in this Agreement, but subject to the limitations set forth in Sections 6.3 and elsewhere in this Agreement, the Manager will have the right, power, and authority from time to time to make such decisions and take such actions for and on behalf of the Company, or delegate the same to the appropriate officers and employees of the Company, as the Manager deems necessary or appropriate to operate the Business. Subject to any limitations set forth in this Agreement or in the Act, the following is a non-exhaustive list of decisions and actions which may be made or taken by the Manager on behalf of the Company:

(a) Decisions (including selection) relating to the Company's legal, accounting and other professional advisors;

(b) Employment decisions (including selection) and implementation of policies relating to officers, employees, agents, and independent contractors of the Company;

(c) Acquisition of insurance coverage for the protection or benefit of the Company or the Property;

(d) Temporary investment of funds of the Company in short term investments where there is appropriate safety of principal;

(e) To (i) bring or defend, pay, collect, compromise, arbitrate, resort to legal action or otherwise adjust claims or demands of or against the Company; (ii) make or revoke any election available to the Company under any tax law; (iii) enforce the Company's rights and perform its obligations under all agreements to which the Company is a party; (iv) enter into, administer, amend, extend and renew all Company contracts and agreements; (v) carry out the decisions of the Members made in accordance with this Agreement; (vi) prepare, execute, and file any documents required to be filed with any government authority; and (vii) expend Company funds necessary or appropriate to effect any of the foregoing;

(f) Authorize an amendment to the Articles consistent with the provisions of this Agreement; and

(g) Approval and execution of all documents and agreements, and the exercise of all rights and remedies, of the Company in connection with the foregoing.

6.3 Limitations on Authority.

(a) The Manager may take an action or execute an agreement, instrument or document for any transaction not "in the ordinary course or usual way of business or affairs" only in accordance with the power set forth in this Agreement, subject to the limitations set forth in this Agreement. For purposes of this Agreement, actions and/or transactions "in the ordinary course or usual way of business or affairs" will include, but not be limited to, the exercise by the Manager of its authority as specified in Section 6.2, except as expressly prohibited or limited by Sections 6.3(b), (c), (d) or (e) elsewhere in this Agreement, and the Members hereby approve of such actions and/or transactions and agree that they may be taken by the Manager without obtaining any further approval of the Members.

(b) The Company will not do any of the following without the prior written consent of the Manager:

(1) Guarantee or assume any liability or obligation of any other Person, except in the ordinary course of business.

(2) Purchase, lease or otherwise acquire, or sell, lease or otherwise dispose of, (i) any personal property with a cost or Fair Value, whichever is greater (or aggregate cost or Fair Value in case of related items or transactions) in excess of one hundred thousand dollars ($100,000), or (ii) any real property interest material to the Company.

(3) Except as provided in Section 3.5, Borrow funds in excess of one hundred dollars ($100,000) (other than accounts payable in the ordinary course of business).

(4) File for Bankruptcy.

(5) Merge, consolidate or do an equity exchange with any other entity, redomesticate, or convert into another form of entity.

(6) Sell or otherwise dispose of all or substantially all of the Company's assets.

(c) The Company will not do any of the following unless such action is approved or authorized by all of the Members:

(1) Take any action required by any provision of this Agreement or by law to be approved or authorized by all of the Members.

(2) Authorize an amendment to the Articles that is not consistent with the provisions of this Agreement.

(d) The Company will not (i) purchase or otherwise acquire any assets from any Member or Manager or affiliate of a Member or Manager unless the assets are required by the Company for the Business and the acquisition terms are at least as favorable to the Company as would be available from nonaffiliated third parties, (ii) sell or otherwise dispose of any assets to any Member or Manager or affiliate of a Member or Manager unless the terms of such sale are at least as favorable to the Company as would be available from nonaffiliated third parties, or (iii) enter into any services contract with a Member or Manager or affiliate of a Member or Manager unless the terms thereof are comparable to terms generally prevailing for similar arrangements with unaffiliated third parties.

6.4 Compensation; Reimbursements.

(a) Except as provided in subsection (b) below or as approved by the Manager, no officer, Member, or affiliate of a Member will be entitled to compensation for any services they may render to the Company.

(b) Except as otherwise expressly prohibited in this Agreement, Manager will be entitled to reimbursement from the Company for all reasonable and documented direct out-of-pocket expenses incurred at the request or direction of the Manager on behalf of the Company as contemplated in this Agreement.

6.5 Other Business Ventures; Confidentiality.

(a) Subject to subsections (b) and (c) below, (i) any Member or Manager may engage in or possess an interest in other real property or business ventures of every nature and description, independently or with others, so long as it does not operate in direct competition with the business of the Company, and neither the Company, the Manager, nor the Members will have any right in or to such other real property or business ventures or to any ownership or other interest in or the income or profits derived therefrom, and (ii) no Member will be obligated to present any particular investment or business opportunity to the Company.

(b) All non-public and other confidential information regarding the Company will be treated with confidentiality by the Company, the Manager, and the Members, and will not be disclosed by the Company, the Manager, or the Members to third parties (other than as necessary in the ordinary course of and to further the Business) without the prior written consent of the Manager; provided, however, the Company, the Manager, and the Members may disclose such information to their respective attorneys, accountants, and other professional advisors who have a need for such information provided that such persons are informed of the confidential nature of the information and are directed to maintain the confidentiality thereof. The confidentiality

obligations of each Member will survive any termination of the membership of such Member in the Company. The confidentiality obligations of the Manager will survive any termination of such status.

(c) The Manager and each Member acknowledge that such Manager and Members have carefully read and considered the provisions of this Section 6.5 and, having done so, agree that the restrictions set forth herein (including, but not limited to, the time periods and scope restrictions herein) are fair and reasonable and are reasonably required for the protection of the interests of the Company.

(d) The Manager and each Member covenants and agrees that if such Manager or Members violates any of such covenants or agreements under this Section 6.5, the Company will be entitled to an accounting and repayment of all profits, compensation, commissions, remunerations or benefits which such Manager or Members directly or indirectly has realized and/or may realize as a result of, growing out of or in connection with any such violation. Such remedy will be in addition to, and not in limitation of, any injunctive relief or other rights or remedies to which the Company is or may be entitled at law or in equity or under this Agreement.

(e) If any of the provisions of this Section 6.5 are held to be invalid or unenforceable, the remaining provisions will nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included therein. If any provision of this Section 6.5 relating to time period and/or scope of restriction will be declared by a court of competent jurisdiction to exceed the maximum time period or scope such court deems reasonable and enforceable, said time period and/or scope of restriction will be deemed to become and thereafter be the maximum time period and/or scope which such court deems reasonable and enforceable.

(f) The exclusive venue and jurisdiction for any litigation concerning this Section 6.5 will be in the Superior Court for Los Angeles County, California or in the United States District Court for the Southern District of California. Any of the foregoing courts will have personal jurisdiction over each Member and jurisdiction over matters arising out of this Section, and each Member hereby irrevocably waives any and all objections to personal jurisdiction, venue or convenience in the aforementioned courts.

(g) In any action brought to enforce the terms of this Section 6.5, the prevailing party will be entitled to such attorneys' fees and costs as may be determined by the court to be reasonable.

6.6 Officers. The Manager may appoint and remove from time to time such officers of the Company as the Manager determine advisable, each of whom shall exercise such powers and perform such duties as shall be determined by the Manager.

6.6 Conversion. Each of the Members agrees that upon authorization by the Manager of a Conversion, each Member will take all necessary and desirable actions to cause the Conversion, including without limitation, by (i) raising no objections against the Conversion or the process pursuant to which the Conversion is arranged, (ii) executing any documents (including a shareholders agreement or similar document) necessary to prevent the Conversion from altering the relative rights of the Members with respect to their own Membership Units in the Company, and (iii) waiving any potential claim, including without limitation, any claim for breach of fiduciary duty, which it may have against any Manager or any Member of the Company or the Company to the extent arising out of or relating to any Conversion.

ARTICLE VII
LIABILITY AND INDEMNIFICATION

7.1 Limitation of Liability. To the extent permitted by law, each Member, the Manager, and their respective Designated Representatives, officers, directors, partners, trustees, members, employees and agents (each a "Covered Person") shall not be liable for damages or otherwise to the Company or to any Member for any act, omission or error in judgment performed, omitted or made by it or them in good faith and in a manner reasonably believed by it or them to be within the scope of authority granted to it or them by this Agreement and in the best interests of the Company, provided that such act, omission or error in judgment does not constitute bad faith, fraud, gross negligence, willful misconduct or breach of fiduciary duty. A Covered Person will be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, Income, Losses or Available Cash or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

7.2 Indemnification; Insurance; Expenses. The Company shall indemnify each Covered Person to the fullest extent permitted by the Act, but such indemnity shall not extend to any conduct by the party seeking indemnification that is determined by a court of competent jurisdiction to constitute bad faith, fraud, gross negligence, willful misconduct or breach of fiduciary duty. Any indemnity under this Section 7.2 shall be paid from, and only to the extent of, Company assets and no Member shall have any personal liability on account thereof. The Company may purchase and maintain insurance on behalf of any person in such Person's official capacity against any liability asserted against and incurred by such person in or arising from that capacity, whether or not the Company would otherwise be required to indemnify the Person against the liability. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Article VII.

7.3 No Application to Independent Contractor Status. This provision of this Article VII shall not apply to any services or acts of a Member or Manager as an independent contractor of the Company.

ARTICLE VIII
ACCOUNTING AND BANK ACCOUNTS

8.1 Fiscal Year and Accounting Method. The fiscal year and taxable year of the Company shall be as designated by the Manager in accordance with the Code. The Manager shall determine the accounting method to be used by the Company.

8.2 Books and Records. Each Member (or such Member's designated agent or representative) shall have the right during ordinary business hours and upon reasonable notice to inspect and copy (at such Member's own expense) all books and records of the Company (other than those containing trade secrets or similar confidential information) for any purpose reasonably related to the Member's Membership Units.

8.3 Financial Reports. Within ninety (90) days after the end of each fiscal year of the Company, the Manager shall cause to be prepared and delivered to each Member financial statements for the Company as of the end of such period.

8.4 Taxation as Partnership. The Company shall be treated as a "partnership" for Federal and state income tax purposes. All provisions of this Agreement and the Articles shall be construed and applied so as to preserve that tax status.

8.5 Tax Returns and Elections; Tax Matters Member; Revised Partnership Audit Procedure. The Company shall cause to be prepared and timely filed all federal, state and local income tax returns or other returns or statements required by applicable law. The Company shall claim all deductions and make such elections for federal or state income tax purposes which the Manager reasonably believe will produce the most favorable tax results for the Members.

ARTICLE IX
TRANSFERS OF INTERESTS

9.1 General Restrictions. Manager may Transfer all or any of their Membership Units in the Company without restriction, but they cannot Transfer theirstatus. Other Members may Transfer all, but not a smaller portion, of their Membership Units (including any Distribution rights associated therewith), only (i) as expressly permitted in this Agreement, or (ii) with the written consent of the Manager. The Manager will be allowed to match any bona fide offer to acquire a Member's proposed Transfer of any portion of the Member's Membership Units (as more fully described in Section 9.7). Any purported Transfer of any Membership Unit(s) in violation of the terms of this Agreement shall be null and void and of no effect. A permitted Transfer shall be effective as of the date specified in the instruments relating thereto. Any assignee desiring to make a further Transfer shall be subject to all of the provisions of this Article IX to the same extent and in the same manner as any other Member desiring to make any Transfer.

9.2 Permitted Economic Transfers. Each Member shall have the right to Transfer all or part of the Distribution rights or other economic interests associated with such Member's Membership Units (but not to substitute the assignee as a Substitute Member, except in accordance with Section 9.3 below), by a written instrument, provided that:

(a) Except for any Transfers under Section 9.7 or Section 9.8, the Transfer would not result in the "termination" of the Company pursuant to Section 708 of the Code;

(b) the Manager have consented in writing to such Transfer and assignee;

(c) no permitted Transfer to a minor or incompetent shall be made other than in trust for the benefit of such person or in custodianship under the Uniform Transfers to Minors Act or similar legislation;

(d) the assignee agrees in writing that the assigned rights remain subject to all of the terms and conditions of this Agreement and may not be further Transferred except in compliance with this Agreement.

Notwithstanding the foregoing, the following Transfers shall not require the consent under clause (b) as long as the Transfers comply with clauses (a), (c), (d) and (e) above:

(i) Transfers by bequest or intestacy upon the death of an individual who is a Member, if after such Transfer the Company and/or the other Members did not purchase the deceased Member's Membership Units in accordance with this Agreement;

(ii) Transfers (A) to a revocable trust of which the Member is the grantor, the trustee and the primary beneficiary during the Member's lifetime, (B) from such revocable trust to the original Member, and (C) from such trust to the original Member's spouse and/or lineal descendants upon the death of the original Member, if after such Transfer the Company and/or the other Members did not purchase the deceased Member's Membership Units in accordance with this Agreement;

(iii) Transfers pursuant to Sections 9.7 or 9.8; or

(iv) Transfers described in Section 10.1(b)(B).

9.3 Substitute Members. No assignee of all or a portion of a Member's Membership Units shall become a Substitute Member in place of the Member assignor unless and until:

(a) The Transfer complies with the provisions of Section 9.2.

(b) Except for Transfers under Section 9.8, the assignor Member (if living) has stated such intention in the instrument of assignment;

(c) The assignee has executed an instrument accepting and adopting the terms and provisions of this Agreement as a Member;

(d) The assignor or assignee has paid all reasonable expenses of the Company in connection with the admission of the assignee as a Substitute Member; and

(e) Except for Transfers under Section 9.7(d), the Manager have unanimously consented in writing to such assignee becoming a Substitute Member, which consent may be withheld for any or no reason.

Upon satisfaction of all of the foregoing conditions with respect to a particular assignee, the Manager shall cause this Agreement (including Schedule A) and, if necessary, the Articles, to be duly amended to reflect the admission of the assignee as a Substitute Member.

9.4 Effect of Admission as a Substitute Member. Unless and until admitted as a Substitute Member pursuant to Section 9.3, a permitted assignee of all or a portion of a Member's Membership Units shall not be entitled to exercise any of the governance or other rights or powers of a Member in the Company (all of which shall remain with the assignor Member), including, without limitation, the right to vote, grant approvals or give consents with respect to such Membership Units, the right to require any information or accounting of the Company's business or the right to inspect the Company's books and records. Such permitted assignee shall only be entitled to receive, to the extent of the Membership Units transferred to such assignee, the Distributions to which the assignor would be entitled. A permitted assignee who has become a Substitute Member has, to the extent of the Membership Units transferred to such assignee, all the rights and powers of the Person for whom such assignee is substituted as the Member and is subject to the restrictions and liabilities of a Member under this Agreement and the Act. Upon admission of a permitted assignee as a Substitute Member, the assignor of the Membership Units so acquired by the Substitute Member shall cease to be a Member of the Company to the extent of such

Membership Units. A Person shall not cease to be a Member upon assignment of all of such Member's Membership Units unless and until the assignee(s) becomes a Substitute Member.

9.5 Additional Members. The Manager shall have the right and power from time to time to (i) establish one or more new series or classes of Members and Membership Units having such rights and obligations under this Agreement as the Manager may determine, (whether or not senior to or in preference of any existing series or class of Membership Units), (ii) cause the Company to issue and sell Membership Units of such new series or class or an existing series or class of Membership Units (including, without limitation, receipt of additional Capital Contributions from existing Members) for such prices and on such other terms and conditions as the Manager may determine, (iii) admit the Persons purchasing such Membership Units as Members within such new or existing series or class, and (iv) to amend this Agreement, as necessary, in connection with any of the foregoing. Each Person purchasing any Membership Units pursuant to this Section shall be deemed admitted to the Company as a Member, within such new series or class if applicable, and shall be subject to and bound by this Agreement. The Manager shall cause Schedule A to be duly amended to reflect the issuance of any Membership Units and the admission of any new Members.

9.6 Withdrawal of a Member. No Member shall have the right or power, and no Member shall attempt, to Withdraw from the Company. Any act or purported act of a Member in violation of this Section shall be null and void and of no effect. If a Member exercises any non-waivable statutory right to Withdraw from the Company, such Withdrawal shall be a default or breach by the Member of its obligations under this Agreement and the Company may recover from such Member any damages incurred by the Company as a result of such Withdrawal and offset the damages against any amounts payable to such Member under the Act, the Articles or this Agreement.

9.7 Right of First Refusal of Members. If at any time a Member (the "Selling Member") desires to Transfer its Membership Units or the Distribution rights associated therewith (the "Subject Units") to any Person pursuant to a bona fide offer to purchase for cash, or cash and notes, the following shall apply:

(a) The Selling Member shall give to the Manager a written offer describing the Subject Units, the name of the proposed purchaser, the price and payment terms and other terms and conditions offered by the proposed purchaser (the "Offer"). If the proposed transaction would constitute an event of default under any loan documents binding on the Company, the written consent of the lender to such proposed transaction must be obtained prior to the Selling Member notifying the Other Members of the Offer.

(b) In the event that the Selling Member is not Chad Troutwine (or an entity controlled by Troutwine) or Markus Moberg (or an entity controlled by Moberg), then Chad Troutwine and Markus Moberg shall have thirty (30) days from the receipt of the Offer to accept the terms and conditions set forth in the Offer, as buyer, by giving written notice thereof to the Selling Member. If both Chad Troutwine and Markus Moberg seek to accept the terms and conditions of the offer, they may divide the Membership interest and each acquire half.

(c) If the Company and Manager fail to agree to purchase all of the Subject Units within the time periods set out above, the Selling Member shall have the right (subject to compliance with the provisions of Section 9.2 (excluding subsection (b) thereof) and if the purchaser is to become a Substitute Member, subject to Section 9.3 (excluding subsection (e) thereof)) to consummate the sale or conveyance of all of the Subject Units so long as (i) the purchaser is the same proposed purchaser named in the Offer, (ii) the price, payment and other terms are at least as favorable to the Selling Member as those set forth in the Offer, and (iii) the

closing occurs on or before the date set forth in the Offer (but no more than one hundred twenty (120) days after the date of the Offer).

(d) Any purchaser of Subject Units under subsection (d) above desiring to make a further sale or conveyance of any part of the Subject Units shall be subject to this Section.

ARTICLE X
DISSOLUTION AND TERMINATION

10.1 Events Causing Dissolution. The Company shall be dissolved upon the first to occur of the following events:

(a) The written consent of the Manager to dissolve;

(b) The death, bankruptcy, or dissolution of the Manager.

10.2 Effect of Dissolution. Except as otherwise provided in this Agreement, upon the dissolution of the Company, the Members shall take such actions as may be required pursuant to the Act and shall proceed to wind up, liquidate, and terminate the business and affairs of the Company. In connection with such winding up, the Manager shall have the authority to liquidate and reduce to cash (to the extent necessary or appropriate) the assets of the Company as promptly as is consistent with obtaining a fair and reasonable value for such assets, to apply and distribute the proceeds of such liquidation and any remaining assets in accordance with the order of priority set forth in Section 4.2, and to do any and all acts and things authorized by, and in accordance with, the Act and other applicable laws for the purpose of winding up and liquidation.

ARTICLE XI
MISCELLANEOUS

11.1 Title to Assets. Title to the Property and all other assets acquired by the Company shall be held in the name of the Company. No Member shall individually have any ownership interest or rights in the Property or any other assets of the Company, except indirectly by virtue of such Member's ownership of Membership Units. No Member shall have any right to seek or obtain a partition of the Property or other assets of the Company, nor shall any Member have the right to any specific assets of the Company upon the liquidation of or any Distribution from the Company.

11.2 Nature of Interest in the Company. A Member's Membership Units shall be personal property for all purposes.

11.3 Organizational Expenses. With the approval of the Manager, the Company shall directly pay or reimburse the Manager for the direct out-of-pocket expenses incurred by them on behalf of the Company in connection with the creation and formation of the Company (including, without limitation, the preparation of the Articles and this Agreement).

11.4 Powers of Attorney. Each power of attorney granted by each Member under this Agreement is a durable power of attorney, is coupled with an interest, is irrevocable, and shall survive the death, incapacity, dissolution, termination or Bankruptcy of the Member and/or the Transfer by the Member of all or part of such Member's Membership Units.

11.5 Notices. Except for the notices required by Section 5.4 which shall be governed by that section, any notice, demand, request, call, offer or other communication required or permitted to be given

by this Agreement or by the Act shall be sufficient if in writing and if hand delivered or sent by mail to the address of the Member as it appears on the records of the Company. All mailed notices shall be deemed to be given when deposited in the United States mail, postage prepaid.

11.6 Waiver of Default. No consent or waiver, express or implied, by the Company or a Member with respect to any breach or default by another Member hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default by such Member of the same provision or any other provision of this Agreement. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare such other Member in default shall not be deemed or constitute a waiver by the Company or the Member of any rights hereunder.

11.7 No Third Party Rights. None of the provisions contained in this Agreement shall be for the benefit of or enforceable by any third parties, including, without limitation, creditors of the Company.

11.8 Set-Off. Without limiting any other right the Company may have, the Company, in its sole discretion, may set off against any amounts due a Member from the Company any and all liquidated amounts then or thereafter owed to the Company by the Member in any capacity, whether or not such amount or the obligations to pay such amount owed by the Member is then due.

11.9 Entire Agreement; Amendment.

(a) This Agreement (together with the Articles and any other agreements referenced herein) contains the entire agreement between the Members, in such capacity, relative to the formation, operation and continuation of the Company.

(b) Except as provided herein, this Agreement may be modified or amended, and any provision hereof may be waived, by written consent signed by the Manager, and any such modification, amendment or waiver shall be binding on all parties hereto; provided, that amendments to this Agreement which do not materially adversely affect the Members or the Company may be made, from time to time, by the Manager, without the foregoing approval, to cure any ambiguity, or to correct any clerical mistake or to correct or supplement any provision herein or in the Articles which may be inconsistent with any other provision herein or therein, or correct any printing, stenographic or clerical errors or omissions herein or therein; provided further, that no amendment shall (w) other than as otherwise expressly provided in any other Section of this Agreement, make any material adverse change in the rights of any Member hereunder or in the allocations or Distributions to be made hereunder with respect to such Member's Membership Units, which amendment would unfairly discriminate against one or more Members, without the written consent of each Member so adversely affected, (x) increase the responsibility of any Member for any expenditures, obligations or liabilities beyond that set forth in this Agreement without the written consent of each Member so affected, (y) change the voting percentage of the Members (the "Required Interest") necessary for any approval required hereunder to the taking of an action unless such amendment is approved by Members who then hold Membership Units equal to or in excess of the Required Interest for the subject of such proposed amendment, or (z) amend this Section without the approval of each adversely affected Member.

11.10 Severability. In the event any provision of this Agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity and enforceability of the remainder of this Agreement shall not be affected thereby and shall remain in full force and effect and shall be enforced to the greatest extent permitted by law.

11.11 Binding Agreement. Subject to the restrictions on the disposition of Interests herein contained, the provisions of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors and permitted assigns.

11.12 Headings. The headings of the articles and sections of this Agreement are for convenience only and shall not be considered in construing or interpreting any of the terms or provisions hereof.

11.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one agreement that is binding upon all of the parties hereto, notwithstanding that all parties are not signatories to the same counterpart. This Agreement may be delivered by facsimile transmission. This Agreement shall be considered to have been executed by a person if there exists a photocopy, facsimile copy, or a photocopy of a facsimile copy of an original hereof or of a counterpart hereof which has been signed by such person. Any photocopy, facsimile copy, or photocopy of facsimile copy of this Agreement or a counterpart hereof shall be admissible into evidence in any proceeding as though the same were an original.

11.14 Representations.

(a) Each Member hereby represents to the Company and each other Member that: (i) if an entity, the Member is duly organized, validly existing and in good standing under the laws of its state of formation, (ii) the execution, delivery and performance of this Agreement has been duly authorized by all necessary and appropriate action, (iii) this Agreement constitutes a valid and binding obligation of the Member, enforceable against it in accordance with the terms hereof, and (iv) the Membership Units are being acquired by the Member (A) solely for investment for the Member's own account and not as nominee or agent or otherwise on behalf of any other Person, and (B) not with a view to or with any present intention to reoffer, resell, fractionalize, assign, grant any participation interest in, or otherwise distribute the Membership Units.

(b) Each Member agrees to indemnify and hold harmless the Company and each of the other Members from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees) which any of them may incur as a result of the failure of any representation by the indemnifying Member to be accurate.

11.15 Governing Law and Agreement Supersedes Act. This Agreement shall be governed by and construed in accordance with the laws of the State of California. The provisions of this Agreement shall supersede and control over any and all provisions of the Act to the contrary, to the maximum extent permitted by the Act.

11.16 Dispute Resolution. To the extent feasible, the parties desire to resolve any controversies or claims arising out of or relating to this Agreement through discussions and negotiations between each other. All parties agree to attempt to resolve any disputes, controversies or claims arising out of or relating to this Agreement by face-to-face negotiation with the other party. In the event that, after good faith discussions, such controversies or claims cannot be resolved solely between the parties, the parties may agree upon any type of formal or informal dispute resolution that is feasible under the circumstances, including referral of any such dispute, controversy or claim to any third party for resolution.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

DocuSigned by:

334C6A4712ED4AF...

______________________________ ______________________________

By: Chad Troutwine

SCHEDULE A

LIST OF MEMBERS
(as of December 31, 2019)

Name and Address	Class A Capital Contribution	Class A Membership Units	Class B* Membership Units
Chad Troutwine	$2,750,000	5,000.00	0.00
Ravi Sreerama	$2,200,000	4,000.00	0.00
Unassigned	$0	1,000.00	0.00
TOTALS	**$4,950,000**	**10,000.00**	**0.00**

*See Section 3.1(b) of the Operating Agreement